File No. 70-8771



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549
               __________________________________

                         AMENDMENT NO. 2

                             TO THE

                           FORM U-1/A

                     APPLICATION-DECLARATION
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               __________________________________

                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

           (Name of company filing this statement and
             address of principal executive offices)
                _________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
                ________________________________

                      William J. Regan, Jr.
                  Vice President and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                ________________________________


     The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.          John T. Hood, Esq.
Entergy Services, Inc.            Reid & Priest LLP
639 Loyola Avenue                 40 West 57th Street
New Orleans, Louisiana 70113      New York, New York 10019

           The first paragraph of Item 1, Description of Proposed
Transactions, is hereby amended and restated to read as follows:

                     Entergy  Louisiana, Inc. (formerly
          known as Louisiana Power & Light Company (the
          "Company")),   a   subsidiary   of    Entergy
          Corporation ("Entergy"), a registered holding
          company  under  the  Public  Utility  Holding
          Company  Act  of  1935, as amended  ("Holding
          Company   Act"),  proposes  to  cause   First
          National  Bank of Commerce, as owner  trustee
          of  the three separate trusts described below
          ("Owner Trustee"), to issue not in excess  of
          $326,000,000  in  the  aggregate  of  secured
          lease   obligation  bonds  in  one  or   more
          separate  series ("Refunding Bonds")  through
          December 31, 1997.  The Refunding Bonds  will
          be  issued  under  the  three  Indentures  of
          Mortgage  and  Deeds of Trust,  dated  as  of
          September   1,   1989,  as   heretofore   and
          hereafter amended and supplemented, among the
          Owner  Trustee, the Company and the corporate
          and  individual trustees named therein, or  a
          comparable instrument or instruments (each an
          "Indenture"  and collectively, "Indentures"),
          in   order   to  refund  the  secured   lease
          obligation bonds issued in 1989, as described below ("Original Bonds").

           The ninth paragraph of Item 1, Description of Proposed
Transactions, is hereby amended and restated to read as follows:

                    Each Refunding Bond will be secured
          by,  among  other things, (a) a lien  on  and
          security  interest in the Undivided  Interest
          of the Lessor issuing such Refunding Bond and
          (b)  certain  other amounts  payable  by  the
          Company thereunder.  The Refunding Bonds will
          not  be  direct obligations of, or guaranteed
          by,  the  Company.   However,  under  certain
          circumstances the Company may assume all,  or
          a  portion of, the obligations of the  issuer
          of  the  Refunding Bonds.  Such an assumption
          right  arises  upon  the occurrence  of  loss
          events  or  financial events which result  in
          casualty value payment demands from the Owner
          Participant  and  the  termination   of   the
          Leases. Such an assumption right also arises upon the exercise by the Company of its rights under the Leases to purchase the Undivided Interests and terminate the Leases.

           The fifteenth paragraph of Item 1, Description of Proposed Transactions, is hereby amended and restated to read as follows:

                     As  an  alternative  to  utilizing
          Refunding Bonds issued by the Owner Trustee or a funding corporation, the Company may choose to utilize a trust structure in which the Lessors would issue Lessor Notes to one or more pass-through trusts and the trusts would issue certificates evidencing ownership interests in the trusts. If such a structure is utilized, the debt terms of such Lessor
          Notes would generally be comparable to the terms of the Refunding Bonds described herein
          (had Refunding Bonds been issued) and the indentures under which they would be issued.
          The pass-through trust certificates would evidence ownership interests in the trust and would entitle the holders thereof to receive the debt service payments received by the trusts on the Lessor Notes held by the trusts. Such pass-through trust certificates would not have material terms other than the pass-through rights and terms which would correspond to those of the Lessor Notes.

           The twentieth paragraph of Item 1, Description of Proposed Transactions, is hereby amended and restated to read as follows:

                     The  Company shall not  cause  the
          Refunding  Bonds  or  the pass-through  trust
          certificates  to  be  sold  unless  (a)   the
          estimated present value savings derived  from
          the  net difference between interest payments
          on  a new issue of comparable securities  and
          those securities refunded is, on an after-tax
          basis, greater than the present value of  all
          redemption  and  issuing costs,  assuming  an
          appropriate discount rate, determined on  the
          basis of the then estimated after-tax cost of
          capital of Entergy and its subsidiaries on  a
          consolidated basis, or (b) the Company  shall
          have  notified the Commission of the proposed
          refinancing transaction (including the  terms
          thereof)  by  amendment hereto  and  obtained
          appropriate  supplemental authorization  from
          the    Commission    to    consummate    such
          transaction.

           The twenty-second paragraph of Item 1, Description of Proposed Transactions, is hereby amended and restated to read as follows:


                     The  proceeds to be received  from
          the  issuance and sale of the Refunding Bonds
          or  the pass-through trust certificates  will
          not  be used to invest directly or indirectly
          in  an exempt wholesale generator ("EWG")  or
          foreign  utility company ("FUCO"), as defined
          in  Sections 32 or 33, respectively,  of  the
          Holding   Company  Act.   In  addition,   any
          savings    derived   from    the    refunding
          transaction will not be used to acquire or otherwise invest in an EWG or FUCO.

           The twenty-fourth paragraph of Item 1, Description of Proposed Transactions, is hereby amended and restated to read as follows:

                     The  Entergy  System's  "aggregate
          investment"    in   EWGs   and    FUCOs    is
          approximately   $743  million,   representing
          approximately  32.9% of the Entergy  System's
          consolidated   retained   earnings   as    of
          [September   30,  1996].   Furthermore,   the
          Entergy  System has complied  with  and  will
          continue  to  comply with the record  keeping
          requirements  of  Rule  53(a)(2)   concerning
          affiliated  EWGs and FUCOs.  In addition,  as
          required by Rule 53(a)(3), no more than 2% of
          the   employees   of  the  Entergy   System's
          domestic  public utility subsidiary companies
          would render services to affiliated EWGs  and
          FUCOs.   Finally, none of the conditions  set
          forth   in   Rule  53(b),  under  which   the
          provisions of Rule 53 would not be available, have been met.

           Item 2, Fees, Commissions and Expenses, is hereby amended and restated to read as follows:

                    The fees, commissions and expenses,
          other  than those of the underwriters, to  be
          incurred in connection with the issuance  and
          sale  of  the Refunding Bonds or pass-through
          trust  certificates (and in  connection  with
          any   Exchange   Bonds)  will   not   deviate
          materially from fees customarily incurred in similar transactions by other public utility issuers.

                     The fees, commissions and expenses
          of  underwriters or placement agents expected
          to  be incurred with respect to the Refunding
          Bonds or pass-through trust certificates will
          not  exceed the lesser of 2% of the principal
          amount of the Refunding Bonds or pass-through
          trust  certificates to be sold or those  fees
          generally  paid  at the time of  pricing  for
          sales  of  securities  having  the  same   or
          reasonably  comparable  credit  quality   and
          having  reasonably similar terms,  conditions
          and features.  In the event that unregistered
          Refunding  Bonds  are  issued  in  a  private
          placement,  the Company would not  expect  to
          incur  any  additional fees,  commissions  or
          expenses of underwriters or placement  agents
          upon   the   subsequent  exchange   of   such
          Refunding Bonds for Exchange Bonds.

                     In  any  Rule  24 filing  made  in
          connection with the proposed transactions, the Company agrees to disclose any such fees, commissions or expenses incurred (or to the extent not known at the time of such filing, expected to be incurred) in the proposed transactions.

          Item 6(a), Exhibits and Financial Statements--Exhibits, is hereby amended and restated to read as follows:

       *A-1(a)     Indenture  of Mortgage and Deed of  Trust  No.
                   1, dated as of September 1, 1989, among the Owner Trustee, the Company, and Bankers Trust Company and Stanley Burg as trustees ("Indenture No. 1") (filed as Exhibit 4(a)-1 in Registration No. 33-30660).


       *A-1(b)     Indenture  of Mortgage and Deed of  Trust  No.
                   2, dated as of September 1, 1989, among the Owner Trustee, the Company, and Bankers Trust Company of California, National Association, and Cecil D. Bobey as trustees ("Indenture
                   No.   2")   (filed   as  Exhibit   4(a)-2   in
                   Registration No. 33-30660).


       *A-1(c)     Indenture  of Mortgage and Deed of  Trust  No.
                   3, dated as of September 1, 1989, among the Owner Trustee, the Company, and Security Pacific National Trust Company (New York) and Kenneth T. McGraw as trustees ("Indenture No. 3") (filed as Exhibit 4(a)-3 in Registration No. 33-30660).


       *A-2(a)     Supplemental Indenture No. 1 to Indenture  No.
                   1  (filed  as  Exhibit A-2(b)(1)  to  Rule  24
                   Certificate in File No. 70-7653).


       *A-2(b)     Supplemental Indenture No. 1 to Indenture  No.
                   2  (filed  as  Exhibit A-2(b)(2)  to  Rule  24
                   Certificate in File No. 70-7653).


       *A-2(c)     Supplemental Indenture No. 1 to Indenture  No.
                   3  (filed  as  Exhibit A-2(b)(3)  to  Rule  24
                   Certificate in File No. 70-7653).


       *A-3        Proposed form of Supplemental Indenture No.  2
                   to  Lease Indenture Nos. 1, 2 and 3 (filed  as
                   Exhibit   4(d)-4  in  Registration  No.   333-
                   01329).

       *A-4        Proposed  form  of Collateral Trust  Indenture
                   (filed  as  Exhibit 4(a) in  Registration  No.
                   333-01329).

       *A-5        Proposed form of Supplemental Indenture No.  1
                   to   Collateral  Trust  Indenture  (filed   as
                   Exhibit 4(b) in Registration No. 333-01329).

       *B-1(a) Participation Agreement No. 1 among ESSL 2, Inc., as Owner Participant ("Owner Participant"), the Owner Trustee, the Company and Bankers Trust Company and Stanley Burg as Indenture trustees (filed as Exhibit 4(d)-1 in Registration No. 33-30660).


       *B-1(b) Participation Agreement No. 2 among the Owner Participant, the Owner Trustee, the Company and Bankers Trust Company of California, National Association, and Cecil D. Bobey as Indenture trustees (filed as Exhibit 4(d)-2 in Registration No. 33-30660).


       *B-1(c) Participation Agreement No. 3 among the Owner Participant, the Owner Trustee, the Company and Security Pacific National Trust Company (New York) and Kenneth T. McGraw as Indenture trustees (filed as Exhibit 4(d)-3 in Registration No. 33-30660).


       *B-2        Proposed   form   of  Amendment   No.   1   to
                   Participation  Agreement  Nos.  1,  2  and   3
                   (filed  as Exhibit 4(f)-4 in Registration  No.
                   333-01329).

       *B-3(a)     Facility   Lease  No.  1  between  the   Owner
                   Trustee  and  the  Company (filed  as  Exhibit
                   4(c)-1 in Registration No. 33-30660).


       *B-3(b)     Facility   Lease  No.  2  between  the   Owner
                   Trustee  and  the  Company (filed  as  Exhibit
                   4(c)-2 in Registration No. 33-30660).


       *B-3(c)     Facility   Lease  No.  3  between  the   Owner
                   Trustee  and  the  Company (filed  as  Exhibit
                   4(c)-3 in Registration No. 33-30660).


       *B-4        Proposed  form of Lease Supplement  No.  1  to
                   Facility  Lease  Nos. 1, 2  and  3  (filed  as
                   Exhibit   4(e)-4  in  Registration  No.   333-
                   01329).

       *B-5        Trust  Agreement Nos. 1, 2 and 3  between  the
                   Owner   Participant  and  the  Owner   Trustee
                   (filed  as Exhibit No. B-3(b) in File No.  70-
                   7653).

       *B-6        Proposed   form   of  Underwriting   Agreement
                   (filed  as  Exhibit 1(a) in  Registration  No.
                   333-01329).

       *B-7        Proposed form of Refunding Agreement  Nos.  1,
                   2   and   3   (filed   as  Exhibit   4(k)   in
                   Registration No. 333-01329).

       *B-8        Proposed  form  of  Amendment  No.  1  to  Tax
                   Indemnification  Agreement Nos.  1,  2  and  3
                   (filed  as Exhibit 4(i)-4 in Registration  No.
                   333-01329).

       *C          Registration   Statement  on  Form   S-3,   as
                   amended,  relating  to  the  Refunding   Bonds
                   (filed in Registration No. 333-01329).

       D           Not applicable.

       E           Not applicable.

       F           Opinion of Laurence M. Hamric, Esq.

       G Financial Data Schedule (previously filed as part of this Form U-1).

       H           Suggested   form   of   notice   of   proposed
                   transactions  for publication in  the  Federal
                   Register (previously filed as part of this Form U-1).

          __________

          *Incorporated herein by reference.

                            SIGNATURE




      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                              ENTERGY LOUISIANA, INC.




                              By:  /S/William J. Regan, Jr.
                                   William J. Regan, Jr.
                                   Vice President and Treasurer


Dated:  December 19, 1996